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                                  EXHIBIT 4(O)

                                               PRUCO LIFE INSURANCE COMPANY
                                               (a Prudential Financial company)
                                               2999 NORTH 44th STREET, SUITE 250
                                               PHOENIX, ARIZONA 85014

                    PERIODIC VALUE DEATH BENEFIT ENDORSEMENT

This Endorsement is made part of your Contract. If the terms of your Contract and those of this Endorsement conflict, the provisions of this Endorsement shall control.

The benefit provided pursuant to the terms of this Endorsement is a "Periodic Value Death Benefit." If you have elected this benefit, the death benefit described in this Endorsement replaces any other death benefit described in your Contract.

EFFECTIVE DATE: The Effective Date of this Endorsement is shown in the Schedule Supplement.

DEATH BENEFIT: The Death Benefit equals the greatest of (a), (b) or (c), less any applicable Credits associated with any applicable Purchase Payment made within one year before the date of death of the first to die of the Owner or Joint Owner or after the date of death, where:

(a)   is the "Periodic Value," defined below;

(b) is the Contract Value as of the date we receive due proof of death in Good Order of the first to die of the Owner or Joint Owner during the Accumulation Period, and

(c) is the sum of all applicable Invested Purchase Payments, reduced by withdrawals.

PERIODIC VALUE: If the Effective Date of the Endorsement is the Contract Date, then the Periodic Value is initially equal to the sum of all applicable Invested Purchase Payments made on the Contract Date, plus any Credits allocated to your Contract Value in relation to such Invested Purchase Payments. If the Effective Date of the Endorsement is after the Contract Date, the Periodic Value is initially equal to the Contract Value on the Effective Date of the Endorsement.

The Periodic Value is increased by the sum of any applicable Invested Purchase Payments plus any Credits allocated to your Contract Value in relation to such Invested Purchase Payments, and is reduced by any Proportional Reductions due to withdrawals (as defined below). On each "Periodic Anniversary" of the Effective Date up to and including the earlier of: (a) the date of death of the first to die of the Owner or Joint Owner and (b) the Endorsement Death Benefit Target Date, if applicable, the Periodic Value is compared to the Contract Value. If the Contract Value is greater than the Periodic Value, the Periodic Value is increased to equal the Contract Value.

The frequency of each Periodic Anniversary is shown in the Schedule Supplement.

SUSPENSION OF PERIODIC VALUE DEATH BENEFIT: If the person upon whose death the death benefit is payable under this Endorsement was not named the Owner as of the Effective Date of this Endorsement and did not become such as a result of a prior Owner's death, the Periodic Value Death Benefit is suspended as to that person for a two year period from the date he or she first became the Owner. After the suspension period is completed, the death benefit is the same as if such person had been an Owner on the Effective Date of this Endorsement. During the suspension period, the death benefit is the greater of:

      (a) the Contract Value as of the date we receive due proof of death in Good Order, or

      (b) the sum of all Invested Purchase Payments, less withdrawals and less any Credits associated with those Invested Purchase Payments which are applied within 12 months prior to the date of death or after the date of death.
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OTHER DEATH BENEFIT PROVISIONS: The provisions applicable to the death benefit described in your Contract regarding eligibility, limits of applicability, modes of payment to Beneficiaries, or any other provision regarding the death benefit other than the method of calculation of the death benefit continue to apply unless specifically indicated otherwise in this Endorsement.

DEFINITIONS:

      The "ENDORSEMENT DEATH BENEFIT TARGET DATE" is shown in the Schedule Supplement.

      A "PROPORTIONAL REDUCTION" is a reduction caused by a withdrawal that reduces the value by a proportion equal to the ratio of the amount of the applicable withdrawal to the Contract Value as of the date of the withdrawal but prior to the withdrawal.

      "CREDITS" are amounts we may provide pursuant to your Contract.

WITHDRAWALS: Withdrawals are gross withdrawals that reflect any applicable withdrawal charge or other charge applicable upon a withdrawal, as well as any applicable market value adjustment. Withdrawals result in a Proportional Reduction to the Periodic Value.

IMPACT OF SPOUSAL CONTINUANCE BENEFIT: If the Spousal Continuance Benefit is activated, we will adjust the Contract Value, for purposes of the Spousal Continuance Benefit, to equal the greater of (a) the Periodic Value or (b) the Contract Value, plus, with respect to each of these amounts, the amount of any applicable Earnings Appreciator Benefit.

CHARGE FOR THE ENDORSEMENT: The charge is applied against the daily total value of that portion of Contract Value attributable to, and maintained for, each Subaccount in the Contract to which this Endorsement is made part. The charge is assessed each day at the daily equivalent of the rate shown in the Schedule Supplement.

Your charge may depend on any other optional benefits you elect, and the combined risk we incur in offering those specific benefits. Should you elect to terminate one of the other optional benefits that we took into consideration in determining your charges, we may increase your charge to that then applicable to new Contract purchasers of the same class of Annuities with the same optional benefits.

The charge is assessed until we receive due proof of death in Good Order of the first to die of the Owner or Joint Owner. There is no charge after the Annuity Date.

INVESTMENT LIMITATIONS: As part of the consideration for the benefit provided by this Endorsement, we may limit the Allocation Options in which you may allocate Contract Value, require you invest in only certain Allocation Options or require that you maintain your entire Contract Value in accordance with an asset allocation model. At any time until this Endorsement is terminated, these requirements may be implemented, suspended or changed. This includes changing prohibited investment options, changing required Allocation Options or changing the required limitation between one type of investment limitation and another. Any transfers resulting from our implementing or changing any investment limitations will not be counted in determining the number of free transfers made during a Contract Year. The types of limits are as described below.

LIMITS ON INVESTMENT OPTIONS: Any Interest Rate Investment Options otherwise available as Allocation Options for Contract Value are not available while this Endorsement is in effect. In addition, we may limit the Variable Investment Options in which you may allocate Contract Value.

REQUIRED INVESTMENT OPTIONS: We may require that you invest only in what we designate as asset allocation type Variable Investment Options, or in a specific investment option of this type.

ASSET ALLOCATION MODEL: We may require you to invest in accordance with specific asset allocation models.

TERMINATION OF THIS ENDORSEMENT: Termination of this Endorsement is subject to the following rules:
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A.    ELECTIVE TERMINATION: Whether you may elect to terminate this Endorsement, and, if applicable, when you may terminate this Endorsement is shown in the Schedule Supplement. We may require you to submit this Endorsement and the Schedule Supplement to us at the Annuity Service Center before we agree to terminate the benefit.

B. TERMINATION DUE TO INVESTMENT LIMITATIONS: This Endorsement terminates automatically if you violate any of the investment limitations required by the terms of this Endorsement.

C. TERMINATION DUE TO DEATH: This Endorsement terminates automatically as of the date the Contract's death benefit is payable.

D. TERMINATION DUE TO OWNER/ANNUITANT CHANGE: This Endorsement terminates automatically if you designate a new Owner or Annuitant such that, on the effective date of such change, the new Owner or Annuitant is older than the age for which we would then issue this benefit.

E. TERMINATION RESULTING FROM THE START OF ANNUITY PAYMENTS: This Endorsement terminates automatically as of the date we begin to make annuity payments, whether pursuant to your decision to exercise this benefit or pursuant to the annuity options of your Contract.

F. TERMINATION UPON SURRENDER: This Endorsement terminates upon surrender of the Contract to which it is made a part.

                          PRUCO LIFE INSURANCE COMPANY

                               ILLEGIBLE SIGNATURE
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                                    Secretary